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03001898

BB 3/3

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 155

SEC FILE NUMBER
8-47826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manarin Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11605 West Dodge Road, Suite One
(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Richter (402) 330-1166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dolleck & Frederes P.C.
(Name – *if individual, state last, first, middle name*)

10730 Pacific St., Ste. 242	Omaha,	NE	68114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Richter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manarin Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

DIXIE L. ROHLFS
GENERAL NOTARIAL
SEAL
STATE OF NEBRASKA
Commission Expires
Sept. 9, 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANARIN SECURITIES CORPORATION

Financial Statements

December 31, 2002

(With Independent Auditors' Report Thereon)

CONTENTS

DOLLECK & FREDERES P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERNON E. DOLLECK
LOWELL L. FREDERES
CERTIFIED PUBLIC ACCOUNTANTS

10730 PACIFIC STREET
SUITE 242
OMAHA, NEBRASKA 68114
PHONE (402) 391-7030
FAX (402) 391-2037
E-mail: dolleck.frederes@taxprosdf.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Manarin Securities Corporation, (a Nebraska corporation) as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Dolleck & Frederes P.C.

DOLLECK & FREDERES P.C.
Certified Public Accountants
February 22, 2003

MANARIN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash (Note A2)	$ 255,855
Accounts receivable-Broker & Dealer	1,494
Accounts receivable-commissions	24,136
Securities Owned:	
Marketable at market value (Note A3)	154,859
Not readily marketable, at estimated fair value	59,100
Secured demand notes collateralized by marketable securities (Note C)	350,000
Prepaid Income Taxes (Note D)	43,774
Deferred tax Asset (Note D)	1,471
Total Assets	$ 890,689

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 5,050
Wages & commission payable	13,814
	18,864
Commitments and contingent liabilities	
Subordinated borrowings pursuant to secured demand note collateral agreement (Note C)	350,000
Total Liabilities and Commitments	$ 368,864
Stockholder's Equity	
Common stock - authorized 25,000 shares of $1 par value; issued and outstanding 10,000 shares	10,000
Paid in capital	17,453
Retained earnings	494,372
Total Stockholder's Equity	$ 521,825
Total Liabilities and Stockholder's Equity	$ 890,689

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2002

Revenues	
Commissions	$2,059,052
Investment Income	42,869
Total Revenues	2,101,921
Operating Expenses	
Wages & Commissions (Note C)	1,566,777
Reimbursement of office overhead (Note C)	480,000
Ticket charges, communication, and other fees	122,116
Licenses and fees	4,574
Registration expenses	1,381
Marketing, Promotion, and Conferences	6,480
Professional fees	5,358
Fidelity Bond	970
Miscellaneous	1,492
Total Expenses	2,189,148
Net Income before tax	(87,227)
Income tax benefit (Note D)	(50,681)
Net Loss	$ (36,546)

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2002

	Common Stock	Paid In Capital	Retained Earnings
Balance at beginning of year	$ 10,000	$ 17,453	$ 530,918
Net income			(36,546)
Balances at end of year	$ 10,000	$ 17,453	$ 494,372

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2002

Cash Flows From Operating Activities:	
Net Loss	$ (36,546)
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized Appreciation (Depreciation) in Investments	1,761
(Increase) decrease in operating assets:	
(Increase) decrease in accounts receivable-Broker & Dealers	29,673
(Increase) decrease in accounts receivable-commissions	(7,623)
(Increase) decrease in securities owned	(75,278)
(Increase) decrease in deferred tax asset	(1,471)
(Increase) decrease in prepaid income tax	(40,939)
Increase (decrease) in commissions payable	(4,310)
Increase (decrease) in accounts payable	(1,871)
Increase (decrease) in deferred tax liability	(8,271)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(144,875)
Cash Flows From Investing Activities:	
Purchase of long-term investments	0
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	0
Cash Flows From Financing Activities:	
NET DECREASE IN CASH	(144,875)
CASH AT BEGINNING OF YEAR	400,730
CASH AT END OF YEAR (Note A2)	$ 255,855
SUPPLEMENTAL DISCLOSURES:	
Income Tax Paid	$ 0

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Manarin Securities Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles

1) BASIS OF PRESENTATION AND SERVICES - The financial statements presented reflect the operations of Manarin Securities Corporation, a Nebraska corporation, whose purpose is to be a broker-dealer. Most clients of Manarin Securities Corporation reside in and around the Omaha metropolitan area.

2) CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flow the Company considers cash and money market funds to be cash equivalents.

3) Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is recorded as investment income.

   Marketable securities consist of trading and investment securities at market values, as follows:

	Owned
Municipal and local obligations	105,642
Obligations of U.S. Government	37,219
Mutual funds	11,998
	$ 154,859

   Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

MANARIN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2002

At December 31, 2002, these securities at estimated fair values consist of the following:

Corporate stock and warrants	$ 59,100

4) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets an liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule c-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $100,000 at all times. At December 31, 2002, the Company's net capital, as defined, was $ 751,733.

NOTE C - RELATED PARTIES

Wages and commissions of $1,012,184 were paid to Roland R. Manarin and Associates, Inc.

Manarin Securities Corporation paid Roland R. Manarin and Associates, Inc. $480,000 for the Company's proportionate share of office overhead expenses for the year ended December 31, 2002.

Roland R. Manarin and Associates, Inc. has executed subordinated loan agreements with Manarin Securities Corporation in the amount of $350,000. At December 31, 2002, the securities pledged had a market value of $ 492,264. After applying market adjustment and regulatory haircuts, the adjusted value was $ 385,125.

NOTE D - INCOME TAXES

Under the statement of financial accounting standards No. 109 the Company's financial statements should reflect any temporary or permanent differences.

This Company has a temporary difference of $17,788 due to computing income taxes on the cash basis of accounting and $122,661 of Net Operating Loss carryover for the state of Nebraska.

The components of taxable income and the provision for income taxes at December 31, 2002, are as follows:

Current Federal and State tax benefit	$(40,939)
Deferred Federal and State tax benefit	(9,742)
Total Income Tax Benefit	$(50,681)

Net deferred tax asset as of December 31, 2002, consists of the following:

Current deferred tax asset	$ 8,586
Current deferred tax liability	(7,115)
Net deferred tax asset	$ 1,471

The Company's current deferred tax liability represent the tax effects of taxable temporary difference in book and tax reporting. The taxable temporary timing differences consists of cash reporting differences for accounts receivable, accounts payable, wages and commissions payable and unrealized appreciation of investments. The company's current deferred tax asset represent the tax effects of the net operating loss carryover for the state of Nebraska.

NOTE E - RISKS AND UNCERTAINTIES

The company maintained cash balance in excess of the $100,000 Insured by the Federal Deposit Insurance Corporation. The unisured cash balance was $ 35,787 at December 31, 2002.

SUPPLEMENTAL INFORMATION

DOLLECK & FREDERES P.C.

CERTIFIED PUBLIC ACCOUNTANTS

VERNON E. DOLLECK
LOWELL L. FREDERES
CERTIFIED PUBLIC ACCOUNTANTS

10730 PACIFIC STREET
SUITE 242
OMAHA, NEBRASKA 68114
PHONE (402) 391-7030
FAX (402) 391-2037
E-mail: dolleck.frederes@taxprosdf.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Board of Directors and Stockholders
Manarin Securities Corporation
Omaha, Nebraska

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedules of computation of aggregate indebtedness and net capital in accordance with rule c-1 under the Securities Exchange Act of 1934, reconciliation of net capital and aggregate indebtedness to clients' Focus Report, statement of changes in subordinated liabilities, and the letter on internal control are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dolleck & Frederes PC

DOLLECK & FREDERES P.C.
Certified Public Accountants
February 22, 2003

MANARIN SECURITIES CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE c-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2002

Aggregate indebtedness:		
Accounts Payable		5,050
Wages & Commissions payable		$ 13,814
Total aggregate indebtedness		$ 18,864
Net Capital:		
Credit items:		
Common stock	$ 10,000	
Allowable subordinated liability	350,000	
Paid-in capital	17,453	
Retained earnings	494,372	
		871,825
Deduct nonallowable assets:		
Haircuts on securities	7,864	
Accounts receivable - other	7,883	
Prepaid income tax	43,774	
Non-allowable securities	59,100	
Deferred tax Asset	1,471	
		120,092
NET CAPITAL		$ 751,733
Capital Requirements:		
Minimum dollar requirement		100,000
Net capital exceeding requirements		651,733
NET CAPITAL		$ 751,733
Percentage of net capital to required capital		751.73%
Percentage of aggregate indebtedness to net capital		2.51%

MANARIN SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2002

Aggregate indebtedness per Audit Report	$	18,864
Aggregate indebtedness per Focus Report		18,864
		$ -0-
Net capital per Audit Report		751,733
Net capital per Focus Report		751,734
Difference in Rounding		$ 1

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

December 31, 2002

Subordinated liabilities at beginning of year	$ 425,000
Increase (decrease)	(75,000)
Subordinated liabilities at end of year	$ 350,000

DOLLECK & FREDERES P.C.

CERTIFIED PUBLIC ACCOUNTANTS

VERNON E. DOLLECK
LOWELL L. FREDERES
CERTIFIED PUBLIC ACCOUNTANTS

10730 PACIFIC STREET
SUITE 242
OMAHA, NEBRASKA 68114
PHONE (402) 391-7030
FAX (402) 391-2037
E-mail: dolleck.frederes@taxprosdf.com

To the Board of Directors and Stockholders
Manarin Securities Corporation
Omaha, Nebraska

We have audited the financial statements of Manarin Securities Corporation for the year ended December 31, 2002 and have issued our report thereon dated February 22, 2003. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Manarin Securities Corporation was in compliance with the conditions of the exemption from Rule 15c-3(e), and no facts came to our attention indicating that such conditions had not been complied with during the year ended December 31, 2002. Manarin Securities Corporation does not maintain customer accounts or handle securities, and is not required to undertake quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, to assist the auditor in planning and performing his audit of the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without

considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with generally accepted auditing standards, including the study and evaluation of the Company's system of internal accounting control for the year ended December 31, 2002, that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. However, such study and evaluation disclosed no condition that we believe to be a material weakness.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 22, 2003 on such financial statements.

Dolleck & Frederes P.C.

DOLLECK & FREDERES P.C.
Certified Public Accountants
February 22, 2003

MANARIN SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS

December 31, 2002

This firm claims exemption to SEC Rule c-1 pursuant to subparagraph k2ii.

MANARIN SECURITIES CORPORATION

COMPUTATION OF RESERVE REQUIREMENT

December 31, 2002

The firm claims exemption to SEC Rule c-3 pursuant to subparagraph k2ii.